Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore Technology Helps Power GE Capital Solutions' United Way
     Campaign

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, Nov. 25 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a provider of asset management technology solutions, announced today that it supported GE Capital Solutions' United Way Campaign.
     Northcore provided its award winning commerce engine-Asset Seller-that enabled GE Capital Solutions employees in the United States and Canada to bid on nearly 400 items.
     GE Capital Solutions' United Way Campaign raised more than $2.0 million this year, monies that will be used by local United Way chapters to support a host of fantastic non-profit organizations and services in dozens of communities throughout North America.
     Northcore Technologies is a joint venture partner with GE Capital
Solutions, holding a 50 percent interest in GE Asset Manager LLC, and providing the technology which supports the industry leading equipment portal
www.GEasset.com.
     For more information on the Northcore or GE Asset Manager product line, contact: Investor Relations at (416) 640-0400 ext. 273 or
InvestorRelations(at)northcore.com.

     <<
     About Northcore Technologies Inc.
     ----------------------------------
     >>
     Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government. Some of our current customers include GE Commercial Finance,
Paramount Resources, The Brick and Trilogy Energy Trust among others.
     Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 15:19e 25-NOV-08